Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Years Ended December 31,
(U.S. dollars in thousands, except ratios)	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$955,957	$652,020
Fixed charges	243,575	261,721
Distributed income of equity investees	136,795	81,518
Subtotal	$1,336,327	$995,259
Less: Non-controlling interests	(500)	167
Preference share dividends	77,231	79,088
Total earnings (loss)	$1,259,596	$916,004

Fixed charges:
Interest costs	$107,486	$105,925
Accretion of deposit liabilities	47,976	66,279
Rental expense at 30% (1)	10,882	10,429
Total fixed charges	$166,344	$182,633
Preference share dividends	77,231	79,088
Total fixed charges and preference dividends	$243,575	$261,721

Ratio of earnings to fixed charges	7.6	5.0

Ratio of earnings to combined fixed charges and preference dividends	5.2	3.5

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.